

December 28, 2010

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Audit • Tax • Advisory

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

Re: CAPITAL REALTY INVESTORS-III LIMITED PARTNERSHIP
File No. 0-11962

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K of CAPITAL REALTY INVESTORS-III LIMITED
PARTNERSHIP dated December 28, 2010, and agree with the statements concerning our
Firm contained therein.

Very truly yours,

Grant Thornton LLP

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd